(212) 756-2763                                                john.jerow@srz.com





                                December 29, 2005


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


          Re: EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS MASTER FUND, LLC (FILE NO. 811-21395)

         Excelsior Absolute Return Fund of Funds Master Fund, LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2005-2006 year:

         1. A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

         2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

         3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

         4. A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).

Securities and Exchange Commission
December 29, 2005
Page 2


         5. The premium for the Bond has been paid through April 6, 2006.


         If you have any questions, please do not hesitate to contact me.

                                              Sincerely,

                                               /s/ John G. Jerow
                                              ---------------------------------
                                              John G. Jerow


cc:  Peter Tsirigotis